UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated February 25, 2022, announcing the Company’s dividend and earnings report for the fourth quarter of 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-261630), filed with the U.S. Securities and Exchange Commission with an effective date of February 14, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: February 28, 2022	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report February 25, 2022 (Fourth quarter 2021) – The NAT debt is low. Prospects are good.
Friday, February 25, 2022
Highlights:
As regards the recent political events in Russia and Ukraine, we shall comment later when matters are more clear.
1	On a Time Charter Equivalent (TCE) basis, fourth quarter 2021 was the best quarter of the last five quarters. We take comfort from an improving trend in both top- and bottom-line results.
2	The average TCE for our active fleet during the fourth quarter 2021 came in at $10,100 per day per ship. This was up 74% from the previous quarter of $5,800 per day.
3
We recorded a net loss of -$21.0 million or an EPS of -$0.12 for the fourth quarter 2021. The adjusted EBITDA was $1.9 million. The net loss for the previous quarter  was -$44.6 million, a corresponding EPS of -$0.27 and an adjusted EBITDA of -$12.3 million.

4
Our two newbuildings under construction by Samsung in South-Korea are scheduled for delivery in May and June 2022. The construction of these vessels are progressing on schedule. The remaining payments to the shipyard are fully financed.

5
On February 9, 2022, we entered into two six-year contracts for our two newbuildings, mentioned above. The accumulated TCE revenue from these six-year contracts is in excess of dollar 100 million. The two contracts will secure earnings,  cash flow and financial stability. The Charterer of both vessels are ASYAD shipping co., a company controlled by the Sultanate of Oman.

6
Asset values continue on a firm note. On February 18, 2022, the “Nordic Mistral” was delivered to new owners. After the transaction our fleet counts 23 units. This is the second vessel we have sold since we announced such plans in our July 28, 2021 press release.

7	The aggregate proceeds from the above mentioned sales of about $30 million have been used to pay down debt. During 2021 and until today we have paid down $56.2 million in debt.
8
NAT has one of the lowest debt levels among publicly listed tanker companies. The company’s net debt per december 31, 2021 is $245.3 million or $11.1 million per vessel. Our Gross loan-to-value ratio is currently 49%. this provides the company with financial flexibility. Our objective is to become debt free.

9
Global oil demand is nearing pre-pandemic levels of early 2020. Oil production is increasing, slowly, but surely. We expect that the tanker markets will gradually improve during the year and hit an inflection point in utilization that can create a very interesting market for our fleet. With global oil inventories at critically low levels now, this could happen sooner than later.

10
The cash dividend for 4Q 2021 is 1 cent ($0.01) per share, payable on Wednesday March 30, 2022, to shareholders on record Friday March 11, 2022. This is our 98th consecutive quarterly dividend payment.

11	Financial information for the fourth quarter of 2021 and for other periods is included later in this report.

Our Fleet
Our fleet as per December 31, 2021, consisted of 24 (incl. 2 newbuildings) well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of oil each. As announced earlier, we have sold one more vessel since the end of the the fourth quarter, hence our fleet now consist of 23 Suezmaxes (including the 2 newbuildings). We only have Suezmaxes in our fleet.
We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflect the good quality and maintenance of our fleet.
The Covid-19 pandemic has lasted longer than we foresaw in the spring of 2020. Main operational challenges have been related to crew changes and in our work to safeguard our seafarers and our ships.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.
Results for the fourth quarter 2021
For the fourth quarter 2021 the net loss was -$21.0 million or -$0.12 per share. Adjusted EBITDA was $1.9 million. For the third quarter the net loss was -$44.6 million or -$0.27 per share and an adjusted EBITDA of -$12.3 million.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 5 and 6 of this press release.

Financing
Our Net Debt (total liabilities less current assets) stood at $245.3 million which equals $11.1 million per ship based on 22 vessels, as of December 31, 2021.
The details of our two financing arrangements are as follows;
1)
The total outstanding balance to CLMG/Beal Bank (including current portion of the debt), is $223.1 million as of December 31, 2021. This includes the original amount of $306 million from February 2019 and the accordion loan of $30 million from December 2020. Restricted cash of $9.9 million is related to deposits held for future Drydockings of our vessels, in accordance with our borrowing agreement. After the sale of one vessel on February 18, 2022, the total outstanding balance to CLMG/Beal Bank as of the date of this report is $206.9 million.

2)	The total outstanding balance to Ocean Yield (including current portion of the debt) is $104.3 million as of December 31, 2021.
The balance sheet numbers in this report shows that the current portion of long term debt includes $14.9 million for expected debt repayment associated with vessels held for sale. Current portion of long term debt related to CLMG/Beal Bank is $14.5 and $8.1 million is related to the Ocean Yield financing. This is presented in our balance sheet with a total of $37.5 million net of transaction costs.
Our two newbuildings for delivery in May and June 2022 are fully financed via Ocean Yield. The 3rd instalments for the two vessels of $11 million in total, were paid in January and February 2022 as part of the Ocean Yield financing, covering up to 80% of the purchase price. The first 20% has already been paid in 2020 and 2021.
Our F-3 Shelf registration with the Securities and Exchange Commisson (SEC) was nearing the end of the 3-year validity on February 20, 2022 and we routinely filed a renewal on December 14, 2022. The new shelf was made effective on February 14, 2022. Our ATM of September 29, 2021, was terminated on February 14, 2022, having utilized gross $39.2 million of its $60 million capacity up until that date. A new $60 million At-The-Market (“ATM”) registration under the new F-3 shelf was subsequently filed on the same date. As of February 25, 2022, we have a total of 194,459,186 shares outstanding.
For the fourth quarter of 2021 a cash dividend of 1 cent ($0.01) per share has been declared. This is the 98th consecutive quarterly dividend payment. In a rising market for our vessels, a higher dividend can be expected.
Payment of the dividend will be on March 30, 2022, to shareholders of record on March 11, 2022.
World Economy and the Tanker Market
A positive development of the world economy and world trade is positive for the crude oil tanker business.
Oil demand is nearing pre-pandemic levels. At the end of 2021 global oil production was lagging demand with an estimated 1.5 mbpd. This is also confirmed by the global oil inventories that are approaching critically low levels. Both OPEC and non-OPEC oil production is expected to increase further in the coming months and prepare the ground for an improved tanker market.
Pinpointing when tanker markets will hit the inflection point that can create a very interesting market for our fleet is always difficult. History has repeatedly proven that tanker markets can turn quickly and forcefully.
The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 545 vessels at December 31, 2021, with 39 vessels in order. This is a historically low orderbook. We currently see 30 conventional Suezmax tankers for delivery in 2022, 8 for delivery from the shipyards in 2023 and so far only one for delivery in 2024. Shipyard capacity has been booked by bulk, gas and container ships, leaving limited possibility for tankers to increase the supply side of the tanker market beyond the low orderbook that we have described above. This bodes well for the long term balance of the tanker market.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.
We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.
In an improved market, higher dividends can be expected.
Our current fleet of 23 (including 2 newbuildings) more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

	Three Months Ended			Twelve Months Ended
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Amounts in USD '000

Net Voyage Revenue	22,625 *	9,313	16,293	67,496	233,530

Vessel Operating Expenses	(16,236)	(17,388)	(16,684)	(67,676)	(66,883)
Depreciation Expenses	(16,278)	(17,595)	(17,042)	(68,352)	(67,834)
Impairment	0	(8,406)	0	(8,406)	0
General and Administrative Expenses	(4,356)	(4,096)	(4,888)	(15,620)	(17,586)
Operating Expenses	(36,870)	(47,485)	(38,614)	(160,054)	(152,303)
Net Operating Income (Loss)	(14,245)	(38,172)	(22,321)	(92,558)	81,227

Interest Expense	(6,661)	(6,398)	(6,526)	(26,377)	(31,385)
Other Financial Income (Expenses)	(138)	(95)	184	(488)	191
Total Other Expenses	(6,799)	(6,493)	(6,342)	(26,865)	(31,194)
Net Income (Loss)	(21,044)	(44,665)	(28,663)	(119,423)	50,033
Basic and Diluted Earnings (Loss) per Share	(0.12)	(0.27)	(0.19)	(0.73)	0.34
Weighted Average Number of Common Shares Outstanding	178,327,023	164,225,057	151,121,043	162,549,611	149,292,586
Common Shares Outstanding	183,694,196	171,964,413	151,446,112	183,694,196	151,446,112

* Net Voyage Revenues includes a distribution of $4.6million from The Norwegian Shipowners Mutual War Risk Insurance Assocation, received in December 2021.

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Dec. 31, 2021		Dec. 31, 2020
Amounts in USD '000

Cash and Cash Equivalents	34,739		57,847
Restricted Cash	9,909		4,223
Accounts Receivable, Net	9,374		6,349
Prepaid Expenses	4,847		5,477
Inventory	20,873		19,408
Voyages in Progress	10,488		4,644
Other Current Assets	1,918		1,574
Vessels Held for Sale	15,460		0
Total current assets	107,608		99,522
Vessels, Net	766,668		861,342
Vessels under Construction	24,270		11,000
Other Non-Current Assets	4,511		2,483
Total Non-Current Assets	795,449		874,825
Total Assets	903,057		974,347

Accounts Payable	6,552		4,099
Accrued Voyage Expenses	14,985		5,254
Other Current Liabilities	8,561		8,232
Current Portion of Long Term Debt	37,547	*	22,094
Total Current liabilities	67,645		39,679
Long-Term Debt	283,411		334,615
Other Non-Current Liabilities	1,873		927
Total Non-current Liabilities	285,284		335,542
Shareholders' Equity	550,128		599,126
Total Liabilities and Shareholders' Equity	903,057		974,347

* Current Portion of Long-Term Debt as of  December 31, 2021 includes $14.9 million for expected debt repayments associated with Vessels Held for Sale.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Twelve Months Ended

	Dec. 31, 2021	Dec. 31, 2020
Amounts in USD '000

Net Cash Provided by/(Used in) Operating Activities	(44,458)	110,944

Investment in Vessels	(3,868)	(6,845)
Investment in Other Fixed Assets	(589)	(233)
Investment in Vessels under Construction	(13,270)	(11,000)
Proceeds from Vessel Sales	14,262	0
Proceeds from Sale of Investment Securities	0	602
Net Cash Used in Investing Activities	(3,465)	(17,476)

Proceeds from Issuance of Common Stock	80,051	20,713
Proceeds from Borrowing Activities	0	29,300
Repayments of Vessel Financing	(7,958)	(7,630)
Repayment of Borrowing Facility	(30,780)	(67,896)
Financing Transaction Costs	(1,100)	(320)
Dividends Distributed	(9,700)	(67,242)
Net Cash Provided by/(Used in) Financing Activities	30,513	(93,075)

Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(17,409)	393
Effect of exchange rate changes on Cash	(13)	39
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	62,070	61,638
Cash, Cash Equivalents and Restricted Cash at End of Period	44,648	62,070
Cash and Cash Equivalents	34,739	57,847
Restricted Cash	9,909	4,223

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Voyage Revenue	55,037	40,330	43,841	195,759	354,619
Voyage Expense	(32,412)	(31,016)	(27,548)	(128,263)	(121,089)
Net Voyage Revenue (1)	22,625	9,314	16,293	67,496	233,530

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Net Income (Loss)	(21,044)	(44,665)	(28,663)	(119,423)	50,033
Interest Expense	6,661	6,398	6,526	26,377	31,385
Depreciation Expense	16,278	17,595	17,042	68,352	67,834
EBITDA (2)	1,895	(20,672)	(5,095)	(24,694)	149,252
Impairment	0	8,406	0	8,406	0
ADJUSTED EBITDA	1,895	(12,266)	(5,095)	(16,288)	149,252

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:
Gary J. Wolfe Seward & Kissel LLP New York, USA Tel: +1 212 574 1223
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO Nordic American Tankers Limited Tel: +1 866 805 9504

Web-site: www.nat.bm